SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549



                                             FORM 11-K

    (Mark One)

       [X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For the Plan year ended December 30, 1994


                                                OR


       [ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                               THE SECURITIES EXCHANGE ACT OF 1934


               For the Transition Period from _________________ to __________


                                   Commission file number 1-3523



                            A. Full title of the Plan:

                               WESTERN RESOURCES, INC.
                               EMPLOYEES' 401(K) SAVINGS PLAN

                            B. Name of issuer of the securities held
                               pursuant to the plan and the address
                               of its principal executive office:

                               WESTERN RESOURCES, INC.
                               818 Kansas Avenue
                               Topeka, Kansas  66612





<page1>                                                 EIN:  48-0290150
                                                        PN:  004










                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN


                       FINANCIAL STATEMENTS AS OF DECEMBER 30, 1994 AND 1993

                      TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


































<page2>


                             Report of Independent Public Accountants

To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WESTERN RESOURCES, INC. EMPLOYEES' 401(K) SAVINGS PLAN, as of December 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of loans or fixed income obligations as of December 30, 1994, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclo-sure under the Employee Retirement Income Security Act of 1974. The supplemen-tal schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed further in Notes 1 and 5, effective December 31, 1994, the Kansas Gas and Electric Company 401(k) Plan was merged into the Plan.



Kansas City, Missouri,
June 16, 1995


<page3>                                                 EIN:  48-0290150
                                                        PN:  004
                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                    DECEMBER 30, 1994 AND 1993

                                                  1994            1993
ASSETS
INVESTMENTS:
  GIC Fund                                    $ 62,581,658    $ 63,120,437
  Windsor Fund                                  45,262,792      42,674,607
  Money Market Reserves                          5,554,999       5,809,542
  Company Common Stock Fund                     33,703,216      36,638,798
  Loan Fund                                      9,327,478       8,455,265
  Wellington Fund                                2,087,515               -
  Index Trust-500 Portfolio                      1,183,165               -
  PRIMECAP Fund                                  2,216,198               -
                                               161,917,021     156,698,649

Investments Transferred from KG&E 401(k) -
  Fixed Income Fund                             20,748,428               -
  Fidelity Equity-Income Fund                    6,563,013               -
  Fidelity Magellan Fund                        16,631,167               -
  Fidelity Balanced Fund                           860,414               -
  Company Common Stock Fund                      7,373,193               -
  Loan Fund                                      3,112,900               -
                                                55,289,115               -

      Total Investments                        217,206,136     156,698,649

INTEREST AND DIVIDENDS RECEIVABLE                1,091,907         885,496

CONTRIBUTIONS RECEIVABLE:
  Participant                                      431,577         159,784
  Employer                                         137,306          50,229
    Total Assets                               218,866,926     157,794,158

LIABILITIES
FORFEITURES                                              -           1,590
ACCOUNTS PAYABLE                                   562,713          38,500
  Total Liabilities                                562,713          40,090

NET ASSETS AVAILABLE FOR BENEFITS             $218,304,213    $157,754,068

                          The accompanying notes to financial statements
                             are an integral part of these statements.





<page4>
                                                       EIN:  48-0290150
                                                       PN:  004



                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          FOR THE YEARS ENDING DECEMBER 30, 1994 AND 1993


                                                1994            1993
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year              $157,754,068     $ 62,574,244

INVESTMENT INCOME:
  Interest                                    4,959,220        2,740,225
  Dividends                                   6,609,683        4,418,256
  Net Appreciation (Depreciation)
    in Fair Value of Investments            (11,162,733)         551,021

      Total Investment Income                   406,170        7,709,502

CONTRIBUTIONS:
  Participant                                10,382,592        5,326,195
  Employer                                    3,457,934        1,880,137

      Total Contributions                    13,840,526        7,206,332

FORFEITURES                                     (12,849)         (12,730)
OTHER                                           (21,400)          (3,881)
BENEFITS PAID                                (9,302,004)      (2,107,208)
TRANSFERS FROM KG&E 401(K) PLAN              55,416,776                -
TRANSFERS FROM UNION AND OTHER PLANS            222,926       82,387,809

NET INCREASE                                 60,550,145       95,179,824

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                    $218,304,213     $157,754,068


                          The accompanying notes to financial statements
                             are an integral part of these statements.







<page5>
                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                                   NOTES TO FINANCIAL STATEMENTS

                                    DECEMBER 30, 1994 AND 1993


(1) PLAN DESCRIPTION:

The following brief description of the Western Resources, Inc. (the Company) Employees' 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

       (a) General-- The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular savings plan. Effective October 31, 1993, The Kansas Power and Light Company Union Employees' Savings Plan and The Gas Service Company Union Employees' Savings Plan (the Union plans) were merged into the Plan. Prior to December 31, 1994, the Plan covered all eligible Company employees with the exception of KG&E employees on March 31, 1992, who were covered under the Kansas Gas and Electric Company 401(k) Plan. Effective December 31, 1994, the Kansas Gas and Electric Company 401(k) Plan (the KG&E 401(k) Plan) merged into this plan. See Note 5 for more informa-tion.

       Employees are eligible to participate after one year of service as defined. The Plan is subject to the provisions of the Employee Retire-ment Income Security Act of 1974 (ERISA), as amended.

       (b) Contributions--During 1994 and 1993, participants of the Plan were allowed to make tax deferred contributions of between 1% and 10% of earnings subject to certain Internal Revenue Code limits. These contributions effectively reduced a participant's earnings because they were withheld from earnings on a pre-tax basis. In addition to or instead of pre-tax cash contributions, participants could elect to make after-tax contributions of between 1% and 6% of earnings. Cash contri-butions up to the first 6% of a participant's earnings were matched 50% by the Company. The Plan allowed rollover contributions into the Plan.


       Active participants were allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions were considered in determining matching employer contributions. Matching employer contributions were suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company match accounts.

       Participants are fully vested in their contributions and earnings thereon. During 1994 and 1993, Company matching contributions became fully vested after three years. Once a participant retired under The Western Resources, Inc. Retirement Plan, attains age 65, dies, or
<page6>
       becomes permanently and totally disabled, all contributions became fully vested.

       Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or his beneficia-ries in accordance with Plan terms.

       (c) Participant Accounts--A separate account is maintained for each participant. Allocations to participant accounts for employ-er and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of investment income, realized and unrealized changes in investment market value and Plan expenses are made when such amounts are earned or incurred.

       Forfeitures arise when participants leave the Plan before the Company contributions become fully vested. Forfeitures are used to reduce future Company matching contributions.

       (d) Investment Funds--During 1994 and 1993, participants in the Plan could elect to have their contributions and the Company's matching contributions invested in the funds listed below, excluding the Loan Fund. Allocations between the funds could be made in 10% increments. Participants could also elect to transfer their interests between funds.

       The GIC Fund is invested entirely in the Western Resources, Inc. Investment Contract Fund, a fund which invests in investment contracts issued by insurance companies that are viewed by Vanguard Fiduciary Trust Company as being financially sound and are highly rated by the major credit agencies. Principal of investments in the Fund, and interest thereon, are obligations of the insurance companies. Neither Vanguard nor the Company guarantees either principal or interest in such investments.

       Windsor Fund is invested entirely in the Vanguard/Windsor Fund, a diversified equity fund invested in equity securities providing dividend and capital appreciation income.

       Money Market Reserves is invested entirely in the Vanguard Money Market Reserves - Prime Portfolio, a money market fund invested in high-quality money market obligations issued by financial institutions, nonfinancial corporations, and U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

       Company Common Stock Fund, established October 1, 1988, with assets transferred from The Kansas Power and Light Company Tax Reduction Act Stock Ownership Plan (TRASOP) and Employee Stock Ownership Plan of The Gas Service Company (ESOP) upon termination and is invested primarily in the Company's common stock. Dividends from stock held in the fund are used to purchase additional shares of Company stock.

       Loan Fund, established January 1, 1989, is a conduit for the distribu-tion and repayment of loan proceeds. The investments in the fund represent loans due from participants.
<page7>
       Wellington Fund is vested entirely in the Vanguard/Wellington
       Fund, a balanced fund which invests in stocks for potential capital growth anddividend income and in bonds for current income potential and conservation of principal.

       Index Trust-500 Portfolio is invested entirely in the Vanguard Index Trust-500 Portfolio, a growth and income fund which seeks to provide long-term capital growth. The Index Trust-500 Portfolio attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

       PRIMECAP Fund is invested entirely in the Vanguard/PRIMECAP Fund, a growth fund seeking long-term growth of capital by investing principally in a portfolio of common stocks.

       The above eight funds are managed by the Plan's trustee, Vanguard Fiduciary Trust Company. The investments in GIC Fund and Money Market Reserves are stated at market. Investments in Windsor Fund, Wellington Fund, PRIMECAP Fund, Index Trust-500 Portfolio, and Company Common Stock Fund are stated at quoted market values. Investments in Loan Fund are stated at face value.

       Participants in the KG&E 401(k) Plan transferred their interest in the five funds described below to the Plan effective December 31, 1994.

       Fixed Income Fund was invested in the Fidelity U.S. Government Reserves, Fidelity Management Trust Company Managed Income Portfo-lio, and also various other contracts which purchase high-quality, short- and long-term guaranteed investment contracts (GICs), bank investment contracts (BICs), and short-term money market instru-ments.

       Equity-Income Fund was invested entirely in the Fidelity Equity-Income Fund. The fund invests primarily in income-producing equity securities which offer a combination of share price appre-ciation and income earnings.

       Magellan Fund was invested entirely in the Fidelity Magellan Fund, a diversified equity fund invested in equity securities providing long-term capital appreciation.

       Company Common Stock Fund was invested in the Company's common stock. Dividends from stock held in the fund were used to pur-chase additional shares of Company stock.

       The Balanced Fund was invested in the Fidelity Balanced Fund, a broadly diversified portfolio of high yielding securities, includ-ing common and preferred stocks and bonds.

       The investments in Fixed Income Fund were valued at contract value. The investments in Equity-Income Fund, Magellan Fund, Balanced Fund, and Company Common Stock Fund were stated at quoted
<page8>
       market values. Investments in Loan Fund were stated at face value.

       (e) Loans to Participants--Participants are permitted to borrow a specified portion of the vested balances in their individual accounts. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that Committee. Loans are evidenced by promissory notes payable to the Plan.

       (f) Income Taxes--The Plan obtained its latest determination letter on January 25, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable require-ments of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in these financial statements.

       (g) Plan Termination--The Company is free to terminate the Plan at any time. Upon termination, all contributions become fully vested.

(2) SIGNIFICANT ACCOUNTING POLICIES:

       (a) Basis of Accounting--The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

       (b) Administrative Expenses--All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

(3) INVESTMENTS:

The following investments represent over 5% of net assets available for benefits at December 30, 1994 and/or 1993:

                                           1994               1993

     Continental National Assurance
       Company, investment contract
       #12586, general account          $10,778,679        $11,966,782
     Metropolitan Life Insurance
       Company, investment contract
       #14403, general account           14,921,459         16,309,788
     Provident National Assurance
       Company, investment contract
       #027-04879, general account        4,944,622          8,252,776
     Prudential Insurance Company of
       America, investment contract
       #7168, general account            11,499,049         13,002,482
     Vanguard Windsor/Fund               45,262,792         42,674,607

<page9>
                                           1994               1993
     Western Resources, Inc.
       Common Stock                      40,797,775         36,447,758
     Metropolitan Life Insurance
       Company, investment contract
       #12651, general account           16,324,814                  -
     Fidelity Magellan Fund              16,631,167                  -

(4) OTHER:

On January 31, 1994, the Company sold substantially all of its Missouri natural gas distribution properties and operations to Southern Union Company (Southern Union). Approximately 20 percent of eligible employees were affected. The Plan vested all affected participants in the value of their accounts effective January 31, 1994. Participants had several options which included 1) taking a distribution, 2) leaving funds in the plan until a future distribution date (for participants whose account balances exceeded $3,500),
3) making a qualified rollover into the Southern Union 401(k) Plan, or 4) making a qualified rollover into an individual retirement account.

Distributions are included in benefits paid and rollovers are included in transfers to other plans on the statement of changes in net assets available for benefits.


(5) MERGED PLAN CHANGES:

Effective December 31, 1994, the Kansas Gas and Electric Company 401(k) Plan was merged into this Plan. The following features changed as a result of the Plan merger: pre-tax contributions increased to 14% of eligible compensation, after-tax compensation decreased to 4% of eligible compensation, investment choices increased to eight, maximum terms of a home loan changed to 30 years not to exceed age 70, financial hardship withdrawals will be allowed upon need as based on IRS safe harbor rules, age 59 1/2 withdrawals will be allowed on employee pre-tax contributions, and all contributions will be immediately vested.

(6) FUND INFORMATION:

The following tables present changes in net assets available for benefits in fund detail.







<page10>
                                                                                  EIN:  48-0290150
                                                                                   PN:  004

                                                        Year Ended December 31, 1994
                                                                                  Company
                                                                   Money           Common
                                    GIC            Windsor         Market          Stock           Loan
                                    Fund            Fund          Reserves          Fund           Fund
ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments        $         -     $(4,449,462)    $       -       $(6,679,047)    $        -
  Interest                        3,788,445               -         202,567          10,737        573,929
  Dividends                               -       4,230,408               -       1,649,080              -

                                  3,788,445        (219,054)        202,567      (5,019,230)       573,929

Contributions:
  Participant                     1,749,804       4,070,015         407,569       1,353,384              -
  Employer                          609,390       1,327,957         139,575         440,501              -

                                  2,359,194       5,397,972         547,144       1,793,885              -

   Total additions                6,147,639       5,178,918         749,711      (3,225,345)       573,929

DEDUCTIONS

Benefits paid                    (5,525,628)     (1,786,394)       (485,537)       (804,911)      (572,752)
Other                               452,318          (8,920)        102,575            (240)             -
Forfeitures                           1,591              85         (14,525)              -              -

  Total deductions               (5,071,719)     (1,795,229)       (397,487)       (805,151)      (572,752)

Net increase (decrease)
  prior to transfers              1,075,920       3,383,689         352,224      (4,030,496)         1,177

TRANSFERS

Interfund transfers              (1,621,421)       (861,776)       (611,291)      1,050,873        871,036
Transfers-Other plans                 6,722          66,272           4,524          44,041              -
Transfers from KG&E 401(k)
  Plan                                    -               -               -               -              -

  Total transfers                (1,614,699)       (795,504)       (606,767)      1,094,914        871,036

  Net increase (decrease)          (538,779)      2,588,185        (254,543)     (2,935,582)       872,213

Net assets available
  for benefits:
    Beginning of year            63,120,437      42,674,607       5,809,542      36,638,798      8,455,265

    End of year                 $62,581,658     $45,262,792     $ 5,554,999     $33,703,216     $9,327,478




<page11>
                                                                                  EIN:  48-0290150
                                                                                   PN:  004

                                                       Year Ended December 31, 1994
                                                 Index
                                Wellington     Trust-500         PRIMECAP
                                   Fund        Portfolio           Fund           Other            Total

ADDITIONS

Investment Income:
  Net appreciation
    (depreciation) in fair
    value of investments       $  (77,917)    $   (14,673)     $   58,366      $        -     $ (11,162,733)
  Interest                              -               -               -         383,542         4,959,220
  Dividends                        70,017           27,569         51,905         580,704         6,609,683

                                   (7,900)          12,896        110,271         964,246           406,170

Contributions:
  Participant                   1,002,535          574,254        793,454         431,577        10,382,592
  Employer                        341,258          199,940        262,007         137,306         3,457,934

                                1,343,793          774,194      1,055,461         568,883        13,840,526

   Total additions              1,335,893          787,090      1,165,732       1,533,129        14,246,696

DEDUCTIONS

Benefits paid                     (91,454)         (14,531)       (20,797)              -        (9,302,004)
Other                              (4,040)            (220)          (160)       (562,713)          (21,400)
Forfeitures                             -                -              -               -           (12,849)

  Total deductions                (95,494)         (14,751)       (20,957)       (562,713)       (9,336,253)

Net increase (decrease)
  prior to transfers            1,240,399          772,339      1,144,775         970,416         4,910,443

TRANSFERS

Interfund transfers               803,222          398,787      1,025,989      (1,055,419)                -
Transfers-Other plans              43,894           12,039         45,434               -           222,926
Transfer from KG&E 401(k)
  Plan                                  -                -              -      55,416,776        55,416,776

  Total transfers                 847,116          410,826      1,071,423      54,361,357        55,639,702

  Net increase (decrease)       2,087,515        1,183,165      2,216,198      55,331,773        60,550,145

Net assets available
  for benefits:
    Beginning of year                   -                -              -       1,055,419       157,754,068

    End of year                $2,087,515     $  1,183,165    $ 2,216,198     $56,387,192     $ 218,304,213




<page12>

                                                       EIN:  48-0290150
                                                       PN:  004



                                          Year Ended December 31, 1993
                                                               Company
                                                    Money       Common
                              GIC       Windsor     Market      Stock       Loan
                          Fund       Fund      Reserves      Fund       Fund       Other       Total
ADDITIONS

Investment Income:
  Net appreciation in fair
    value of investments  $         - $   421,359 $        - $   129,662 $        - $        - $    551,021
  Interest                  1,997,848           -     84,072       3,617    272,885    381,803    2,740,225
  Dividends                         -   3,292,694          -     621,869          -    503,693    4,418,256
                            1,997,848   3,714,053     84,072     755,148    272,885    885,496    7,709,502

Contributions:
  Participant               2,379,237   2,090,343    302,907     393,924          -    159,784    5,326,195
  Employer                    877,453     702,724    109,975     139,756          -     50,229    1,880,137
                            3,256,690   2,793,067    412,882     533,680          -    210,013    7,206,332

    Total additions         5,254,538   6,507,120    496,954   1,288,828    272,885  1,095,509   14,915,834

DEDUCTIONS

Benefits paid                (996,592)   (522,414)  (140,114)   (448,088)         -          -   (2,107,208)
Other                               -      (2,981)      (900)          -          -          -       (3,881)
Forfeitures                    (1,972)     (3,335)        (8)     (5,825)         -     (1,590)     (12,730)

  Total deductions           (998,564)   (528,730)  (141,022)   (453,913)         -     (1,590)  (2,123,819)

Net increase prior to
  transfers                 4,255,974   5,978,390    355,932     834,915    272,885  1,093,919   12,792,015

TRANSFERS

Interfund Transfers          (476,088)   (134,311)   (26,494)  1,063,212    165,072   (591,391)           -
Transfers from Union and
  other plans              33,306,026  19,383,154  2,692,023  21,790,711  5,215,895          -   82,387,809

  Total transfers          32,829,938  19,248,843  2,665,529  22,853,923  5,380,967   (591,391)  82,387,809

  Net increase             37,085,912  25,227,233  3,021,461  23,688,838  5,653,852    502,528   95,179,824

Net assets available for
  benefits:
    Beginning of year      26,034,525  17,447,374  2,788,081  12,949,960  2,801,413    552,891   62,574,244

    End of year           $63,120,437 $42,674,607 $5,809,542 $36,638,798 $8,455,265 $1,055,419 $157,754,068

<page13>                                              EIN:  48-0290150
                                                      PN:  004
                                                      PAGE 1 OF 2

                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                         DECEMBER 30, 1994

                                           Number                   Current
           Description                    of Units       Cost        Value

Connecticut General Life Insurance
  Company, investment contract #25137,
  general account                         6,053,560  $ 6,053,560  $ 6,053,560
Continental Assurance Company,
  investment contract #12586,
  general account                        10,778,679   10,778,679   10,778,679
John Hancock Mutual Life Insurance
  Company, investment contract #7307,
  general account                         8,388,762    8,388,762    8,388,762
Metropolitan Life Insurance Company,
  investment contract #14403,
  general account                        14,466,101   14,466,101   14,921,459
Provident National Assurance Company,
  investment contract #027-04879,
  general account                         4,944,622    4,944,622    4,944,622
Prudential Insurance Company of America,
  investment contract #7168,
  general account                        11,499,049   11,499,049   11,499,049
State Mutual Assurance Company,
  investment contract #91877A,
  general account                         5,995,527    5,995,527    5,995,527
*Vanguard Windsor/Fund                    3,595,138   49,609,512   45,262,792
*Vanguard Money Market Reserves,
   Prime Portfolio                        5,833,633    5,833,633    5,833,633
*Vanguard/PRIMECAP Fund                     110,921    2,165,438    2,216,198
*Vanguard Index Trust 500 Portfolio          27,535    1,196,630    1,183,165
*Vanguard/Wellington Fund                   107,659    2,156,405    2,087,515
*Fidelity U.S. Government Reserves          515,202      515,202      515,202
*Fidelity Management Trust Company
  Managed Income Portfolio                3,908,412    3,908,412    3,908,412
Metropolitan Life Insurance Company,
  Group Annuity Contract #12651,
  general account                        16,324,814   16,324,814   16,324,814
*Fidelity Equity-Income Fund                213,779    6,098,370    6,563,013
*Fidelity Magellan Fund                     248,970   16,698,614   16,631,167
*Fidelity Balance Fund                       70,009      901,691      860,414
<page14>
                                                      EIN:  48-0290150
                                                      PN:  004
                                                      PAGE 2 OF 2

                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                    LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                         DECEMBER 30, 1994

                                           Number                   Current
           Description                    of Units       Cost        Value

*Western Resources, Inc.
  Common Stock                            1,425,250   29,346,625   40,797,775

*Participant Loans, at interest
  rates ranging from 5.8% to 13.5%                    12,440,378   12,440,378

     Total Investments                              $209,322,024 $217,206,136


* Investment with party-in-interest to the Plan.
<page15>
                                                                                  EIN:  48-0290150
                                                                                   PN:  004
                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN

                     LINE 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                         DECEMBER 30, 1994
                                                    Amount Received        Unpaid
                                     Original       During Reporting       Balance
                                      Amount              Year             at End        Amount Overdue
Identity and Address of Obligator    of Loan      Principal    Interest    of Year    Principal    Interest
Fetters, Delmar M.                  $8,500.00     $1,255.54    $ 288.32   $4,769.29   $4,013.47    $  90.89
4000 Denton Rd.
Kansas City, MO
###-##-####

Detailed Description of Loan - General purpose loan; dated 4/23/92; 7.8% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan was defaulted 2/6/95 and will be treated as a 1995 distribution to the participant.

Sears, Drusilla J.                   6,500.00        788.31      137.85    2,637.22      694.78       90.50
3707 N.E. 43rd Terrace
Kansas City, MO 64117
###-##-####

Detailed Description of Loan - General purpose loan; dated 2/21/92; 7.7% interest rate; 120 successive semi-
monthly installments.

Action to be Taken - The loan will be defaulted in 1995 and will be treated as a 1995 distribution to the participant.





































<page16>
                                                                                  EIN:  48-0290150
                                                                                   PN:  004


                                      WESTERN RESOURCES, INC.

                                  EMPLOYEES' 401(K) SAVINGS PLAN


                          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                               FOR THE YEAR ENDED DECEMBER 30, 1994


                                          Type of                             Dollar             Net Gain
         Investment                     Transaction         Number             Value              (Loss)
                                                                                (1)
John Hancock Mutual Life Ins. Co.,       Purchases            511           $ 9,321,304           $   -
  Group Annuity Contract #14403          Sales                 51               932,541               -

Western Resources, Inc.                  Purchases            160             7,971,978               -
  Stock Fund *                           Sales                188             3,716,940            671,241

Vanguard/Windsor Fund                    Purchases            177            14,090,005               -
                                         Sales                225             7,052,322             20,877





(1) Amount shown in this column is cost of purchases or proceeds from sales.

 * This fund consists of two investments, Western Resources, Inc. Common Stock and Vanguard Money Market
Reserves, Prime Portfolio.  The Trustee is unable to split the transaction detail between the two investments.















<page17>

                                            SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(K) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            WESTERN RESOURCES, INC.
                                            EMPLOYEES' 401(K) SAVINGS PLAN

By:

       Signature                Title                    Date


S. L. Kitchen                  Chairman              June 28, 1995



Ira W. McKee, Jr.              Member                June 28, 1995



John K. Rosenberg              Member                June 28, 1995



William B. Moore               Member                June 28, 1995



David E. Roth                  Member                June 28, 1995
<page18>

                                           EXHIBIT INDEX

All exhibits marked "I" under the page column are incorporated herein by reference.

Exhibit
Number                     Description of Documents                   Page

  23 Consent of Independent Public Accountants (filed electronically)

  99(a)        Summary Plan Description for The Kansas Power and        I
               Light Company Employees' Savings Plan.  (filed as
               Exhibit 28(a) to Registration Statement No.
               33-23022)

  99(b)        Summary Plan Description for the Western Resources,      I
               Inc. Employees' 401(K) Savings Plan.  (filed as
               Exhibit 28(a) to Registration Statement No.
               33-57435)
<page19>